Mail Stop 4561

October 1, 2008

Orlando Junhiti Narita
President
Global Club, Inc.
112 North Curry Street
Carson City, Nevada 89703

   Re: Global Club, Inc.
     Registration Statement on Form S-1
     Filed September 9, 2008
     File No. 333-153385

Dear Mr. Narita:

   We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Forepart of Registration Statement

1. We note that the securities being registered in this filing are being offering on a continuous or delayed basis pursuant to Rule 415 of the Securities Act of 1933. Please check the appropriate box on the cover page of the filing.

Prospectus Cover Page

2. Please revise the statement that the company is not required to sell any specific number of securities to state that there is no minimum number of shares that must be sold and that the company will retain the proceeds from the sale of any of the offered shares.

Prospectus Summary

3.   On the first page of this section, provide a brief overview of your proposed plan of operations. Succinctly explain your proposed business model, and describe the steps of your business plan that you plan to take in developing a product and workable "loyalty program". Briefly describe what you must accomplish to become a revenue-generating entity, and disclose the minimum time you estimate will be required to reach that objective. Indicate the dollar amount of additional funding that you will require to operate in accordance with your business plan for a period of at least one year.

Risk Factors

General

4.   It appears there is a material risk that the company will lack sufficient capital resources to discharge the significant additional expenses that would be expected once it becomes a reporting company subject to the requirements of Section 15(d) of the Exchange Act. Please add a risk factor that alerts investors to what appears to be substantial increases in administrative costs that will be experienced after the effective date, and indicate the anticipated minimum amount of such increased expenses, or tell us why you do not believe that such a risk factor is necessary or appropriate. Although you indicate on page 36 that your chief executive officer may provide funding needed to defray the company's cost as a reporting entity, we note that you have no commitment or other arrangement for such loans.

There is substantial uncertainty about the ability of Global Club to continue…page 8

5.   We note your disclosure here and elsewhere in the filing that if the company cannot raise additional capital within 12 months, the company may need to suspend or cease operations. Please disclose the minimum dollar amount of funding you require to conduct proposed operations for a minimum period of one year. Quantitative information regarding your financial requirements is necessary to enable investors to assess the company's financial condition, the likelihood it will be able to pursue its business plan, and risks associated with a "no minimum" offering structure.

Because our management has only agreed to provide their services…page 12

6.   You disclose that the company's sole officer and director, Orlando Junhiti Narita, devotes approximately 30 hours per week to the company's business. Please reconcile this disclosure with statements on pages 22 and 37 of the registration statement in which you state that Mr. Narita works up to 10 hours per week and devote approximately 30% of his business time to the affairs of the company.

Description of Business, page 18

Competitive Advantages, page 21

7.   Please provide support for your apparent belief that it is reasonably probable that you will be able to offer "the broadest and most flexible Reward Incentive Program ever on the market." If you retain claims of this nature put them in an appropriate context by explaining what you must accomplish to achieve the objective, and provide an overview of material uncertainties that may prevent its achievement.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 35

Plan of Operations, page 35

8.   Please provide a brief discussion of how the company plans to generate revenue after implementation of your plan of operations.

Capital Resources and Liquidity, page 35

9.   You state that no substantial revenues are anticipated until you have completed the financing from this offering and implemented your plan of operations. Based on your plan of operation, it appears that you will not be operational for at least 300 days. Clarify how you expect to meet your short and long-term cash requirements and maintain operations for the next 12 months. Please see Item 303(a)(1) of Regulation S-K and Instructions 2 and 3 to Item 303(a) of Regulation S-K for additional guidance.

   •   State the minimum period of time that you will be able to conduct planned operations using currently available capital resources.

   •   Clarify the amount needed to conduct planned operations for the next 12 months.

   •   Discuss the impact on your business and any course of action you plan to take if you sell less than all of the securities being offered in this registration statement.

   •   Address any material costs associated with becoming a publicly reporting company and how you intend to pay for such expenses.

10.   You refer to the company's plans to pursue private placements as a principal source of future capital resources. Disclose the sources and time frame in which the company plans to seek funding, and the amount the company expects to receive from each source. In preparing your response to this comment, please refer to Rule 135c.

11.   Please revise this section to discuss the most significant business challenges that management expects to encounter over the next year and beyond as well as the known trends, demands and uncertainties that may affect the company's financial condition. Consider discussing the challenges of becoming a publicly reporting company.

Undertakings, page 43

12.   Please revise to provide all the applicable undertakings required by Item 512 of Regulation S-K. Specifically, it appears that the undertaking required by Item 512(a)(5)(ii) of Regulation S-K should be included. Please revise or explain.

*   *   *   *   *

As appropriate, please amend your registration statement in response to these comments. Your responsive amendment should also include a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jan Woo, Staff Attorney, at (202) 551-3453. If you need further assistance, you may contact me at (202) 551-3462. If, thereafter, you require additional assistance, you may contact the Assistant Director, Barbara C. Jacobs, at (202) 551-3735.

Sincerely,

Mark P. Shuman
Legal Branch Chief

cc: Via Facsimile 206-260-0111
        Thomas E. Puzzo
        Law Offices of Thomas E. Puzzo